Naboso Technology, Inc.

ANNUAL REPORT

6825 W Galveston Street Suite 9
Chandler, AZ 85226
(347) 705-0702
https://www.naboso.com/

This Annual Report is dated April 21, 2026.

BUSINESS

Naboso Technology is a wellness company focused on sensory-based products and education designed to support movement, recovery, and performance. Our product catalog includes insoles, mats, flooring, socks, and other accessory products. We serve consumers and professional channels across wellness, performance, and clinical-oriented markets through both product sales and education

Previous Offerings

Type of security sold: Common Stock
Final amount sold: $553,291.56
Number of securities sold: 739,054
Use of proceeds: Inventory, marketing, research, and new product development
Date: February 18, 2021
Offering exemption relied upon: Section 4(a)(6)

Type of security sold: Common Stock
Final amount sold: $40,000.00
Number of securities sold: 49,383
Use of proceeds: General corporate purposes
Date: March 29, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Common Stock
Final amount sold: $250,000.00
Number of securities sold: 339,506
Use of proceeds: General corporate purposes
Date: November 11, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Series Seed Preferred Stock
Final amount sold: $1,000,000.00
Number of securities sold: 2,294,893
Use of proceeds: General corporate purposes
Date: December 6, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements

Revenue
Revenue for fiscal year 2025 was $6,249,830, up approximately 28% from 2024 revenue of $4,884,978. The increase was primarily driven by stronger product sales in wholesale and corporate/B2B channels, which more than offset softer performance in certain direct-to-consumer channels.

Revenue growth in 2025 was led by higher corporate sales of product income and Shopify wholesale sales. This growth was partially offset by lower performance in certain direct-to-consumer channels. Overall, 2025 revenue performance reflects a stronger contribution from wholesale and corporate/B2B channels.

Cost of sales
Cost of sales in 2025 was $1,947,870, an increase of approximately $183,028 from cost of sales of $1,764,842 in fiscal year 2024. The increase was primarily due to higher overall sales volume, higher core product cost of goods sold, and higher warehousing storage and related costs.

These increases were partially offset by favorable standard cost adjustments and lower landed cost pressure in certain categories. Overall, cost of sales increased at a slower rate than revenue, which contributed to higher gross profit and improved gross margin in 2025.

Gross margins

Gross profit for 2025 was $4,301,959, an increase of approximately $1,181,823 over 2024 gross profit of $3,120,136. Gross margin as a percentage of revenue improved to approximately 68.8% in 2025 from 63.9% in 2024.

The improvement in gross margin was primarily driven by stronger revenue growth relative to cost of sales and a more favorable overall cost structure in certain fulfillment and product-related expense categories. Gross margin performance also reflects changes in channel mix during 2025, with stronger contribution from wholesale and corporate/B2B sales activity.

Expenses

The Company's expenses consist primarily of compensation and benefits, marketing and sales expenses, fulfillment and platform costs, professional fees, and general and administrative expenses. Expenses in 2025 increased by approximately $1,034,006 from 2024, from $2,749,003 in 2024 to $3,783,009 in 2025.

The increase in expenses was driven primarily by higher wages and bonuses, higher legal and accounting fees, increased recruiting expense, and higher Amazon-related fulfillment costs. These increases were partially offset by lower spending in certain other categories. Overall, operating expenses increased in 2025 as the Company supported revenue growth, absorbed higher personnel-related costs, and incurred increased professional services expense.

Historical results and cash flows

The Company generated net income of $424,057 in 2025 compared to net income of $250,116 in 2024, reflecting stronger revenue growth and improved gross margin, partially offset by higher operating expenses and other expense items.

Cash flows in 2025 reflected positive operating cash flow, significant investing activity, and financing-related cash outflows. Net cash provided by operating activities was approximately $57,807. This was offset by net cash used in investing activities of approximately $329,430, primarily driven by the purchase of a certificate of deposit, tooling and molds, and intangible asset-related investment, and net cash used in financing activities of approximately $68,565, primarily related to deferred rent, lease liabilities, and deferred interest balances. As a result, cash decreased during 2025 from the beginning of the year to year end.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 935667.

Debt

As of December 31, 2025, the Company's outstanding debt consisted of an SBA Economic Injury Disaster Loan with a principal balance of $205,000. Deferred interest related to this loan was $4,615.95 as of December 31, 2025. Other historical loan balances reflected in prior periods, including the Company's convertible note, Kabbage facility, Star Strong Funding balance, and Protea loan payable, had no outstanding balance as of December 31, 2025.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

The Company's Board of Directors currently consists of four members. Pursuant to the Voting Agreement dated December 6, 2024, the Board is comprised of Mark Minter and Yukiko Tegarden as the Preferred Directors, and Dr. Emily Splichal and Brian Bettendorf as the Common Directors.

Dr. Emily Splichal

Primary occupation and employment: Chief Executive Officer of the Company. The Company's executed December 2024 transaction documents identify Dr. Emily Splichal as Chief Executive Officer.

Positions and offices currently held with the issuer:
Position: Chief Executive Officer and Director
Dates of service: January 2017 – Present
Responsibilities: Oversees the Company's strategy, operations, and execution across its direct-to-consumer and business-to-business activities. Also serves as a member of the Board of Directors as one of the two Common Directors.

Other business experience during the past three years:
Dr. Emily Splichal's principal occupation during the past three years has been serving as Chief Executive Officer of the Company.

Brian Bettendorf

Primary occupation and employment: Managing Partner of Drake Global Strategy.

Positions and offices currently held with the issuer:

Position: Director
Dates of service: December 6, 2024 – Present
Responsibilities: Serves as a member of the Board of Directors as one of the two Common Directors.

Other business experience during the past three years:
Brian Bettendorf has served full-time with the Company since January, 2025. Prior to joining the Company full-time, his principal occupation was serving as Managing Partner of Drake Global Strategy.

Mark Minter

Primary occupation and employment: Chief Executive Officer of Protea Japan Co. Ltd. The executed December 2024 stock purchase documents identify Mark Minter as Chief Executive Officer of Protea Japan Co. Ltd.

Positions and offices currently held with the issuer:
Position: Director
Dates of service: December 6, 2024 – Present
Responsibilities: Serves as a member of the Board of Directors as one of the two Preferred Directors designated by Protea Japan Co. Ltd.

Other business experience during the past three years:
Mark Minter's principal occupation during the past three years has been serving as Chief Executive Officer of Protea Japan Co. Ltd.

Yukiko Tegarden

Primary occupation and employment: Chief Financial Officer of Protea Japan Co. Ltd.

Positions and offices currently held with the issuer:
Position: Director
Dates of service: December 6, 2024 – Present
Responsibilities: Serves as a member of the Board of Directors as one of the two Preferred Directors designated by Protea Japan Co. Ltd.

Other business experience during the past three years:
Yukiko Tegarden's principal occupation during the past three years has been serving as Chief Financial Officer of Protea Japan Co. Ltd.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders

The following sets forth, as of December 31, 2025, each person who beneficially owned 20% or more of the Company's outstanding voting securities.

Title of class: Common Stock
Stockholder Name: Dr. Emily Splichal
Amount and nature of beneficial ownership: 12,000,000 shares of Common Stock
Percent of class: 79.00%

Title of class: Series Seed Preferred Stock
Stockholder Name: Protea Japan Co., Ltd.
Amount and nature of beneficial ownership: 2,294,893 shares of Series Seed Preferred Stock
Percent of class: 100.00%

RELATED PARTY TRANSACTIONS

Related Party Transactions

Historically, the Company maintained balance sheet accounts for amounts due from or to related parties, including amounts due from EBFA Global Sales, EBFA, a medical practice, and a shareholder. The Company's historical records show that related-party balances existed in prior periods. For example, the 2022 statement of cash flows reflects activity in "Amounts Due from (to) Related Parties, net," including "Due from EBFA" of $44,423.37 and "Due from Shareholder" of $(2,040.37).

As of December 31, 2024, however, the Company's balance sheet showed no material related-party balance outstanding. The Company's balance sheet listed "Amounts Due from (to) Related Parties, net" at $0, with each related-party subaccount, including "Due from EBFA Global Sales," "Due from EBFA," "Due from Medical Practice," and "Due from Shareholder," also at $0.

The Company's internal 2025 financial statements continued to show no outstanding related-party balance. As of May 31, 2025, "Amounts Due from (to) Related Parties, net" was $0, and each related-party subaccount remained at $0.

Based on these records, while related-party accounts existed historically, no material related-party balance remained outstanding at year end.

OUR SECURITIES

The Company has authorized Common Stock and Series Seed Preferred Stock.

Common Stock

Authorized: 26,884,681
Outstanding as of December 31, 2025: 15,189,129
Voting Rights: 1 vote per share
Material Rights: Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, subject to any class voting rights of the Preferred Stock and as otherwise provided in the Company's Certificate of Incorporation.

Series Seed Preferred Stock

Authorized: 6,884,681
Outstanding as of December 31, 2025: 2,294,893
Voting Rights: Holders of Series Seed Preferred Stock vote together with the holders of Common Stock on an as-converted basis, except as otherwise required by law or the Company's Certificate of Incorporation.
Material Rights: The Series Seed Preferred Stock has the rights, preferences, and privileges set forth in the Company's Amended and Restated Certificate of Incorporation, including liquidation preference, conversion rights, and class voting rights.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

An investment in the Company involves a high degree of risk. You should carefully consider the following risks, together with the other information in this annual report, before making an investment decision. If any of the following risks occur, the Company's business, financial condition, results of operations, and prospects could be materially adversely affected. In that event, investors could lose some or all of their investment.

We may not achieve our business plan, operating goals, or financial expectations.
The Company's growth strategy, operating plans, and financial expectations are based on assumptions that may not prove accurate. There can be no assurance that the Company will achieve anticipated revenue growth, margins, profitability, or cash flow. The Company's performance may be adversely affected by lower-than-expected customer demand, increased competition, supply chain disruptions, higher input or fulfillment costs, customer acquisition inefficiencies, channel mix changes, or other operational challenges. As a result, the Company's actual results may differ materially from management's expectations.

Our valuation is inherently uncertain, and investors may not be able to realize that value.
The valuation of the Company and its securities is not based on an established public trading market. Private company valuations are inherently subjective and may be based on assumptions, estimates, and judgments that differ from those used by other investors or by the market generally. As a result, investors may have purchased securities at a valuation that may not be supported by future operating performance or by any future financing, acquisition, or liquidity event.

The securities are illiquid, and investors may not be able to resell them.
There is no public market for the Company's securities, and there can be no assurance that one will ever develop. The securities are subject to restrictions on transfer under applicable securities laws, and even after any applicable holding period, investors may be unable to sell their securities at a desired time or price, or at all.

Accordingly, investors should be prepared to hold their investment for an indefinite period and bear the risk of a complete loss.

Investors have limited control over Company decisions and must rely on management.
Investors in the Company hold a minority position and have limited ability to influence the Company's strategy, operations, or governance. The Company's success depends significantly on the judgment and execution of its management team. Management has broad discretion in operating the business, allocating resources, making investment decisions, and responding to changing market conditions. There can be no assurance that management's decisions will be favorable to the interests of all investors.

We operate in competitive markets and may not achieve or maintain sufficient customer demand.
The Company operates in competitive categories and faces competition from established brands, emerging companies, substitute products, and alternative approaches to customer needs. The Company's success depends in part on its ability to maintain and expand customer demand, strengthen brand awareness, differentiate its products, manage pricing and promotional pressure, and retain profitable channel relationships. If the Company does not successfully compete, adapt to market conditions, or sustain demand for its products, its business and results of operations could be materially adversely affected.

Our intellectual property may be difficult or costly to protect and enforce.
The Company's success depends in part on its ability to protect its intellectual property and proprietary rights, including patents, trademarks, copyrights, trade secrets, know-how, and domain names. The Company may not be able to obtain, maintain, protect, or enforce these rights to the extent necessary to support its business. Third parties may challenge, invalidate, circumvent, misappropriate, infringe, or otherwise violate the Company's intellectual property. In addition, the Company may be required to spend significant time and financial resources to monitor and enforce its rights, and any such efforts may not be successful.

Pending intellectual property applications may not result in issued rights or meaningful protection.
To the extent the Company has filed or may file applications for patents, trademarks, or other intellectual property protections, there can be no assurance that any such applications will issue, be granted, or provide meaningful protection. Even if granted, such rights may be narrower than expected, may be challenged or invalidated, and may not prevent competitors from developing or marketing similar products or services.

The cost of disputes, including intellectual property disputes, could harm the business.
Any claim, litigation, opposition, cancellation proceeding, regulatory matter, or other dispute involving the Company could be costly, time-consuming, and disruptive to management. Even where the Company believes it has meritorious claims or defenses, it may choose not to pursue or defend them due to cost, uncertainty, business disruption, or other considerations. Any significant dispute, whether or not resolved in the Company's favor, could materially adversely affect the Company's business, financial condition, and prospects.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Naboso Technology, Inc.

By /s/ *Emily Splichal*

Title: CEO and Director

By /s/ *Emily Splichal*

Name: Emily Splichal

Title: CEO and Director

By /s/ *Lisa Keefer*

Name: Lisa Keefer

Title: Controller and Principal Accounting Officer

By /s/ *Brian Bettendorf*

Name: Brian Bettendorf

Title: Director

By /s/ *Mark Minter*

Name: Mark Minter

Title: Director

By /s/ *Yukiko Tegarden*
Name: <u>Yukiko Tegarden</u>
Title: Director

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet
Naboso Technology, Inc.
As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
11115 Chase (-7020) - NABOSO TECHNOLOGY, INC.	66,556.01
11120 Checking (6106) - NABOSO TECHNOLOGY, LLC	855,979.35
11125 PayPal Bank	0.00
11126 PayPal Bank - GMA	6.32
11130 Savings x3152	0.00
11135 Wise -Euro	0.00
11140 Wise- USD	0.00
11145 Wise-Australia Dollars	13,854.91
11150 Wise - GBP	0.59
11500 Payment Clearing Accounts	
11501 Bill.com Money In Clearing	-212,591.61
11502 Bill.com Money Out Clearing	211,861.01
11510 Amazon Payments Account	0.00
Total for 11500 Payment Clearing Accounts	**-$730.60**
Total for Bank Accounts	**$935,666.58**
Accounts Receivable	
12105 Accounts Receivable (A/R)	21,996.44
12106 Accounts Receivable - EBFA	1,446.68
12107 Accounts Receivable - Flex	1,008.61
12110 Accounts Receivable- 3rd-Prty Processors	35,694.95
12115 Accounts Receivable (A/R) - AUD	0.00
12120 Accounts Receivable (A/R) - EUR	0.49
Total for Accounts Receivable	**$60,147.17**
Other Current Assets	
12500 Amounts Due from (to) Related Parties, net	0.00
12505 Due from EBFA Global Sales-0248	0.00
12510 Due from EBFA-7574	0.00
12515 Due from Medical Practice-3029	0.00
12520 Due from Shareholder-3564	0.00
Total for 12500 Amounts Due from (to) Related Parties, net	**$0.00**
12501 Certificate of Deposit	250,000.00
13100 Inventory	0.00
13130 Finished Goods	989,580.62
13190 Inventory Deposits	138,270.00
Total for 13100 Inventory	**$1,127,850.62**

13200 Prepaid Expenses	98,326.77
13210 Other Current Assets	0.00
13220 Shopify Clearing	70,581.77
13225 Undeposited Funds	0.00
13235 Accrued Revenue	0.00
13240 Consigned Goods	17,203.13
13500 Interest Receivable - Investments	2,739.51
Inventory Asset	0.00
Payroll Refunds	0.00
QuickBooks Tax Holding Account	6,830.45
Total for Other Current Assets	**$1,573,532.25**
Total for Current Assets	**$2,569,346.00**
Fixed Assets	
14100 Computer & Related	9,151.84
14200 Furniture & Fixtures	10,216.27
14400 Tooling and Molds	129,169.20
14500 Leasehold Improvements	33,584.39
14900 Accumulated Depreciation	-76,386.96
15100 Branding Costs	0.00
15200 Marketing Strategy Costs	0.00
15300 Patents	0.00
15350 Research & Development costs	0.00
15400 Trademark	0.00
15450 Website Development	0.00
15900 Accumulated Amortization	-6,125.00
16000 Intangible Assets - EBFA	105,000.00
Original cost	0.00
Total for 16000 Intangible Assets - EBFA	**$105,000.00**
Total for Fixed Assets	**$204,609.74**
Other Assets	
19100 Security Deposits	8,141.38
19200 Right of Use Asset	34,349.10
19201 Right of Use - BMW	0.00
Total for Other Assets	**$42,490.48**
Total for Assets	**$2,816,446.22**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
21100 Accounts Payable (A/P)	511,177.08
21150 Accrued Accounts Payable	76,960.43
21200 Accounts Payable (A/P) - AUD	0.00
21250 Accounts Payable (A/P) - EUR	5,816.14

21300 Accounts Payable (A/P) - GBP	1,284.46
Accounts Payable (A/P) - AED	0.00
Accounts Payable (A/P) - CAD	5,841.87
Accounts Payable (A/P) - CNY	0.00
Accounts Payable (A/P) - THB	0.00
Total for Accounts Payable	**$601,079.98**
Credit Cards	
22100 Chase Visa (7455)	0.00
22200 Chase Visa (8537)	22,086.02
Total for Credit Cards	**$22,086.02**
Other Current Liabilities	
23100 Payroll Liabilities	49.68
23110 AZ Income Tax	339.47
23115 AZ Unemployment Tax	94.35
23120 CO Income Tax	0.00
23125 CO Unemployment Tax	0.00
23130 Federal Taxes (941/944)	5,768.23
23135 Federal Unemployment (940)	-101.89
23140 Remittance ID 353-76-5583; Order ID 2009UR1754	0.00
23160 NJ Income Tax	70.05
23165 NJ Quarterly Taxes	266.74
23170 Medical Insurance - UHC	-15,530.92
23175 GA PR Taxes Payable	415.29
Allstate Medical	12,582.67
CA PIT / SDI	728.50
CA SUI / ETT	-41.67
OK Income Tax	1,001.00
Total for 23100 Payroll Liabilities	**$5,641.50**
23145 Accrued Expenses	91,100.00
23146 Accrued Payroll	0.00
23150 Accrued Employee Retirement	0.00
23152 Bonus Payable	162,999.97
23153 Earned Paid Time Off	16,047.02
23154 Accrued Paid Time Off	536.10
23155 Accrued Interest	0.00
24110 Sales tax, VAT & GST collected & payable	-24,178.18
24115 NYS + NYC Corporation taxes payable	0.00
25100 Loans Payable - Hustle Flywheel	0.00
25110 Loans payable - Kabbage	0.00
25115 Loans Payable - LoanBuilder	0.00
25120 Loans Payable - Star Strong Funding	0.00
26100 Customer deposits	0.00
26115 Deferred liability	525,986.62

26116 Deferred Revenue	0.00
26117 Current Liability - Office Lease	48,655.67
26118 Current Liability - BMW Lease	0.00
27000 EBFA Purchase of Assets - Current Liability	0.00
29000 Federal Income Taxes Payable	14,000.00
29100 AZ State Tax Payable	3,580.00
29101 GA State Income Taxes Payable	100.00
29102 NJ State Income Taxes Payable	300.00
Direct Deposit Payable	2,870.09
Protea - Loan Payable	0.00
Total for Other Current Liabilities	**$847,638.79**
Total for Current Liabilities	**$1,470,804.79**
Long-term Liabilities	
25125 Convertible Note Payable	0.00
25126 Interest payable on Convertible Note	0.00
25130 SBA-EID Loan	205,000.00
26120 Deferred Interest	4,615.95
27001 EBFA Purchase of Assets - Long-term Liability	0.00
27100 Deferred Rent	0.00
27110 Long Term Lialability - BMW Lease	0.00
Total for Long-term Liabilities	**$209,615.95**
Total for Liabilities	**$1,680,420.74**
Equity	
31100 Common Stock - Par Value	16,271.50
31110 Preferred Stock- Par Value	2,296.00
31200 Owners' Investment	0.00
31300 Common Stock - APIC	1,133,114.32
31310 Preferred Stock - APIC	997,704.00
31400 Stock Subscription Receivable	0.00
31500 Equity Financing Costs	-93,256.45
39000 Opening Balance Equity	0.00
Treasury Stock	-100,000.00
38000 Retained Earnings (Accumulated Deficit)	-1,244,160.59
Net Income	424,056.71
Total for Equity	**$1,136,025.49**
Total for Liabilities and Equity	**$2,816,446.22**

Profit and Loss
Naboso Technology, Inc.
January-December, 2025

	Total
Income	
40000 Corporate Sales of Product Income	2,819,159.72
40100 Naboso - Shopify Wholesale Sales	211,894.46
41500 GMA Income	409,562.69
41599 GMA Sales Returns	-1,540.00
Total for 41500 GMA Income	**$408,022.69**
42000 Amazon Sales	24.64
42001 Amazon U.S.A. sales	706,022.30
42002 Amazon Canada Sales	54,277.80
Total for 42000 Amazon Sales	**$760,324.74**
43000 Shopify Sales	1,736,934.18
43003 Shopify via EU Sales	48,592.02
43004 Shopify via UK Sales	22,912.07
43005 Shopify via NC Sales	44,219.47
43006 Shopify Flex - FSA/HSA	9,343.53
Total for 43000 Shopify Sales	**$1,862,001.27**
49000 Reseller Discounts	-37.80
Total for 40000 Corporate Sales of Product Income	**$6,061,365.08**
43002 Shopify Sales - Naboso AU Sales	66,185.28
49105 Royalty Income - Book Sales	3,012.66
49150 Sales - EBFA	10,238.00
49200 Shipping Income	109,050.24
Unapplied Cash Payment Income	-21.60
Total for Income	**$6,249,829.66**
Cost of Goods Sold	
60000 Cost of Goods Sold	946,488.63
61100 Landed Costs/Inventory Shrinkage	132,114.24
61999 Inventory Write-off	24,471.15
69999 Other	2,612.54
Total for 60000 Cost of Goods Sold	**$1,105,686.56**
61200 Inventory Shrinkage	0.00
62000 Shipping, Freight & Delivery - COS*	70,945.11
62200 Shopify related expenses	239,673.86
62500 Shipping supplies	34,009.09
Total for 62000 Shipping, Freight & Delivery - COS*	**$344,628.06**
63000 Customs & Duties	116,506.65
64000 Warehousing Storage and Related	401,305.00
70200 Standard Cost Absorption	-16,860.25

70201 Inventory Revaluation - Standard Costs	-3,395.72
Total for Cost of Goods Sold	**$1,947,870.30**
Gross Profit	**$4,301,959.36**
Expenses	
70100 Order Fulfill & Other Amazon charges	349,135.44
70110 Order Fulfillment and Other Shopify costs	4,256.49
70115 Order Fulfillment by 3rd Party	21,028.73
70120 Outbound Product Shipping	48,006.90
70400 Research & development	22,443.60
70500 Payment processing fees	4,206.01
70520 Payment processing fees - PayPal	393.68
70530 Payment processing fees - QuickBooks Payments	5,565.57
70540 Payment Processing fees - Shopify	55,382.67
Total for 70500 Payment processing fees	**$65,547.93**
71000 Payroll Expenses	
71100 Wages	632,024.55
71200 Bonus	162,999.97
71300 Taxes	48,728.70
71400 EE PR Contribution - Health Insurance	-3,703.40
71401 EE Share - AZ Medical Insurance Credit	-875.01
71515 Recoverable lease payments for officer	5,599.98
71999 Severance Pay	8,000.00
Company Contributions	
72401 ER Contribution to Medical Insurance	15,239.85
72402 ER Share - AZ Credit for Medical Insurance	-2,041.68
Total for Company Contributions	**$13,198.17**
Total for 71000 Payroll Expenses	**$865,972.96**
71102 Paid Time Off	16,813.12
72000 Advertising & Marketing	620,559.05
72100 Affiliate payments	34,635.55
72110 Internet & webpage	4,653.16
72140 Trade shows & marketing events	171,467.00
Total for 72000 Advertising & Marketing	**$831,314.76**
73100 Product Development & Design	500.00
78900 Sales Commissions	88,310.63
80000 General & Administrative	100.00
80100 Commissions - Influencers	6,673.05
Total for 80000 General & Administrative	**$6,773.05**
81000 Facilities	
81105 Rent & Lease	89,271.00
81110 Facilities Repairs & Maintenance	6,944.60
81120 Telecom & Internet	4,577.80
81125 Utilities	6,840.20

Total for 81000 Facilities	**$107,633.60**
82000 Travel	
82100 Airfare & related	62,262.64
82110 Lodging	30,061.54
82120 Ground Transportation & related	4,951.13
82125 Travel Meals	4,633.71
82130 Local Meals	2,435.72
82135 Parking & tolls	1,206.80
82190 Other travel	2,715.88
Total for 82000 Travel	**$108,267.42**
85000 Professional Fees	-686.57
85210 Accounting fees	283,696.20
85220 Legal fees	395,479.71
85230 International Business Development	116,159.01
85240 Recruiting	46,023.77
85250 Consulting/Contractors	86,308.15
85999 Other Consulting Expenses	208.91
Total for 85000 Professional Fees	**$927,189.18**
86105 Business Tax, Licenses & Compliance	441.32
86106 Sales Tax Expense	102,564.00
86110 Charitable Contributions	4,700.00
86115 Computers & Equipment	1,889.91
86125 Finance Charges & Fees	3,732.99
86126 Credit Card Fees - EBFA	421.72
86127 Teachable Backoffice Fees - EBFA	289.74
86130 Insurance	37,887.12
86135 Office Supplies & Software	101,854.00
86140 Shipping & Postage (non product-related)	20,662.42
86145 Vehicle expenses	320.00
86150 Reimbursements	2,872.77
86160 VAT Taxes	8,246.60
89999 Uncategorized Expense	452.92
95300 Corporate tax expenses	29,000.00
95350 AZ Corporate State Income Tax EXP	3,580.00
95351 GA Corporate State Income Tax Exp	100.00
95352 NJ Corporate State Income Tax Exp	800.00
Total for Expenses	**$3,783,009.32**
Net Operating Income	**$518,950.04**
Other Income	
84000 Interest Earned	2,739.51
Total for Other Income	**$2,739.51**
Other Expenses	
Unrealized Gain or Loss	0.00

86100 Bad debt expense	129.60
95100 Amortization Expense	6,125.00
95200 Depreciation expense	26,787.57
95400 Interest Expense	19,802.28
95401 Interest Expense - Prior Years' Taxes	20,513.00
95500 Foreign Currency Exch. gain/loss	-1,073.68
95899 Penalties - Taxes	24,263.00
95900 Other Miscellaneous Income/Expense	494.25
Reconciliation Discrepancies	591.82
Total for Other Expenses	**$97,632.84**
Net Other Income	**-$94,893.33**
Net Income	**$424,056.71**

Statement of Cash Flows
Naboso Technology, Inc.
January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	426,470.44
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12105 Accounts Receivable (A/R)	24,529.06
12106 Accounts Receivable - EBFA	-1,446.68
12107 Accounts Receivable - Flex	-1,008.61
12110 Accounts Receivable- 3rd-Prty Processors	-35,694.95
12120 Accounts Receivable (A/R) - EUR	4,426.02
13100 Inventory	0.00
13130 Inventory:Finished Goods	-174,701.46
13190 Inventory:Inventory Deposits	118,960.00
13200 Prepaid Expenses	-53,397.25
13220 Shopify Clearing	-62,117.76
13235 Accrued Revenue	0.00
13240 Consigned Goods	86,477.71
14900 Accumulated Depreciation	26,787.57
15900 Accumulated Amortization	6,125.00
21100 Accounts Payable (A/P)	-11,353.56
21150 Accrued Accounts Payable	76,960.43
21200 Accounts Payable (A/P) - AUD	0.00
21250 Accounts Payable (A/P) - EUR	-20,224.75
21300 Accounts Payable (A/P) - GBP	224.18
22100 Chase Visa (7455)	-1,111.19
22200 Chase Visa (8537)	-23,432.25
23100 Payroll Liabilities	49.68
23110 Payroll Liabilities:AZ Income Tax	-204.28
23115 Payroll Liabilities:AZ Unemployment Tax	19.99
23120 Payroll Liabilities:CO Income Tax	0.00
23130 Payroll Liabilities:Federal Taxes (941/944)	837.42
23135 Payroll Liabilities:Federal Unemployment (940)	-270.85
23145 Accrued Expenses	19,424.69
23146 Accrued Payroll	0.00
23152 Bonus Payable	162,999.97
23153 Earned Paid Time Off	16,047.02
23154 Accrued Paid Time Off	536.10
23155 Accrued Interest	-47,523.78
23160 Payroll Liabilities:NJ Income Tax	16.60
23165 Payroll Liabilities:NJ Quarterly Taxes	73.21

23170 Payroll Liabilities:Medical Insurance - UHC	-15,772.30
24110 Sales tax, VAT & GST collected & payable	-24,178.18
25120 Loans Payable - Star Strong Funding	-226,384.57
26100 Customer deposits	-50,000.00
26115 Deferred liability	133,222.42
26116 Deferred Revenue	-27,815.00
26117 Current Liability - Office Lease	-47,382.33
26118 Current Liability - BMW Lease	-22,477.96
27000 EBFA Purchase of Assets - Current Liability	0.00
29000 Federal Income Taxes Payable	14,000.00
29100 AZ State Tax Payable	3,580.00
29101 GA State Income Taxes Payable	100.00
29102 NJ State Income Taxes Payable	300.00
Accounts Payable (A/P) - CAD	5,841.87
Accounts Payable (A/P) - CNY	0.00
Direct Deposit Payable	18,921.74
Inventory Asset	0.00
Payroll Liabilities:Allstate Medical	12,582.67
Payroll Liabilities:CA PIT / SDI	662.16
Payroll Liabilities:CA SUI / ETT	-41.67
Payroll Liabilities:OK Income Tax	1,001.00
Payroll Refunds	0.00
Protea - Loan Payable	-250,000.00
QuickBooks Tax Holding Account	-6,830.45
	-$368,663.32
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$57,807.12**

Net cash provided by operating activities

INVESTING ACTIVITIES

12501 Certificate of Deposit	-250,000.00
13500 Interest Receivable - Investments	-2,739.51
14100 Computer & Related	-6,500.00
14400 Tooling and Molds	-93,530.00
16000 Intangible Assets - EBFA	-105,000.00
19100 Security Deposits	10,000.00
19200 Right of Use Asset	76,308.09
19201 Right of Use - BMW	42,031.35
Intangible Assets - EBFA:Original cost	0.00
	-$329,430.07
Net cash provided by investing activities	

FINANCING ACTIVITIES

25130 SBA-EID Loan	0.00
26120 Deferred Interest	-4,495.71
27001 EBFA Purchase of Assets - Long-term Liability	0.00
27100 Deferred Rent	-40,672.91
27110 Long Term Lialability - BMW Lease	-23,396.05

39000 Opening Balance Equity	0.00
Net cash provided by financing activities	**-$68,564.67**
NET CASH INCREASE FOR PERIOD	**-$340,187.62**
Cash at beginning of period	**$1,299,699.58**
CASH AT END OF PERIOD	**$959,511.96**

	Preferred Stock		Common Stock		Additional Paid-in Capital	Other Equity Adjustments	Accumulated Deficit
	Shares	Amount	Shares	Amount			
1-Jan-25	2,294,893	2,296	15,189,129	$ 16,271.50	$ 2,130,818.32	$ (193,256.45)	$ 1,244,160.59
Net income (loss)	-	$ -	-	$ -	$ -	$ -	$ 437,655.15
31-Dec-25	**2,294,893**	**$ 2,296.00**	**15,189,129**	**########**	**$ 2,130,818.32**	**$ (193,256.45)**	**$ 1,681,815.74**

NOTE 1 – NATURE OF OPERATIONS

Naboso Technology, Inc. was formed on October 24, 2016 ("Inception") in the State of Delaware. The financial statements of Naboso Technology, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chandler, Arizona.

Naboso Technology, Inc. develops and sells textured sensory products, including insoles, mats, and related wellness products, through direct-to-consumer, Amazon, wholesale, and business-to-business channels.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenue from product sales when control of the promised goods is transferred to the customer, in an amount that reflects the consideration it expects to receive in exchange for those goods.

Revenue is recognized upon shipment or delivery, depending on the terms of the sale, net of returns, discounts, and other allowances when applicable.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Arizona. The Company is generally subject to U.S. Federal, state, and local income tax examinations for the most recent three tax years. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2025, the Company's debt and debt-like obligations included an SBA Economic Injury Disaster Loan bearing interest at 3.75%, with principal of $205,000 and deferred interest of $4,615.95. The Company also had a current office lease liability of $48,655.67 and a Chase Visa balance of $22,086.02 as of December 31, 2025. Other historical loan balances, including the Company's convertible note, Kabbage facility, Star Strong Funding balance, and Protea loan payable, had no outstanding balance at year end.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company may from time to time be involved in legal, regulatory, and other matters arising in the ordinary course of business. Management does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations, or cash flows. Accordingly, no accrual has been recorded related to such matters in these financial statements. The Company also has ordinary-course commitments, including office and equipment lease obligations and vendor purchase commitments incurred in the normal course of business.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 26,884,681 shares of common stock, par value $0.001 per share. As of December 31, 2025, the Company had 15,189,129 shares of common stock outstanding. Treasury stock is reflected separately in stockholders' equity.

Preferred Stock
We have authorized the issuance of 6,884,681 shares of preferred stock, par value $0.001 per share, all of which have been designated as Series Seed Preferred Stock. As of December 31, 2025, the Company had 2,294,893 shares of Series Seed Preferred Stock outstanding. Holders of Series Seed Preferred Stock vote together with holders of common stock on an as-converted basis, except as otherwise required by law or the Company's Certificate of Incorporation.

NOTE 6 – RELATED PARTY TRANSACTIONS

Historically, the Company maintained balance sheet accounts for amounts due from or to related parties, including amounts due from EBFA Global Sales, EBFA, a medical practice, and a shareholder. While related-party balances existed in prior periods, no material related-party balance remained outstanding at December 31, 2025.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 21, 2026, the date these financial statements were available to be issued. There have been no subsequent events or transactions during this period that would have a material effect on these financial statements and that require disclosure, other than those, if any, disclosed elsewhere in these notes.

I, Dr. Emily Splichal, the CEO of Naboso Technology, Inc., hereby certify that the financial statements of Naboso Technology, Inc. and notes thereto for the periods ending December 31, 2025 and December 31, 2024 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025, *Naboso Technology, Inc. has not yet filed its federal tax return for 2025.*

For the year 2024, the amounts reported on our tax return were total income of $4,884,978; taxable income of $57,422; and total tax of $12,049.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 13 April, 2026.

Signature: _Emily Splichal (Apr 13, 2026 14:54:32 PDT)_

Title: CEO

Date: 04/13/2026